Pierre Roy, Eng., M.Sc., P.Eng.
Soutex Inc,
357 Jackson, Bureau 7
Quebec, Quebec, G1N 4C4,
Canada

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

I, Pierre Roy, hereby consent to the incorporation by reference in this annual report on Form-40 F for the year ended December 31, 2012 of the technical report titled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8th 2011 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2012 dated March 12th, 2013.

Dated as of this 12th day of March, 2013

Original signed by:

“/s/ Pierre Roy”

Pierre Roy, Eng., M.Sc., P.Eng.
Senior Metallurgist
Soutex Inc.